Exhibit (a)(6)
CONTACT:
R. Dirk Allison
Senior Vice President and Chief Financial Officer
(214) 922-9711
ODYSSEY HEALTHCARE ANNOUNCES EXPIRATION OF THE HART-SCOTT-
RODINO WAITING PERIOD FOR THE ACQUISITION OF VISTACARE, INC.

DALLAS, TEXAS (February 5, 2008) — Odyssey HealthCare, Inc. (NASDAQ: ODSY) today announced that the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 has expired in connection with Odyssey’s pending acquisition of VistaCare, Inc. (NASDAQ: VSTA). As previously announced, the pending acquisition has been structured as a two-step acquisition including a cash tender offer for all outstanding shares of VistaCare common stock followed by a cash merger in which Odyssey would acquire any remaining shares of VistaCare common stock.
     Odyssey, through wholly owned subsidiaries, commenced the cash tender offer on January 30, 2008, to purchase all of the outstanding shares of class A common stock of VistaCare, Inc. for $8.60 per share. The tender offer is set to expire at 12:00 midnight, New York City time, on February 27, 2008.
     The expiration of the Hart-Scott-Rodino waiting period satisfies one of the conditions to the tender offer. The closing of the transaction is also subject to other customary closing conditions, including the tender of at least a majority of VistaCare’s outstanding shares, determined on a fully diluted basis.
About Odyssey HealthCare
     Based in Dallas, Texas, Odyssey is one of the largest providers of hospice care in the country in terms of both average daily patient census and number of locations. Odyssey seeks to improve the quality of life of terminally ill patients and their families by providing care directed at managing pain and other discomforting symptoms and by addressing the psychosocial and spiritual needs of patients and their families.
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